UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Molecular Templates, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

608550 109

(CUSIP Number)

James Kehoe

Takeda Pharmaceutical Company Limited

12-10, Nihonbashi 2-Chome, Chuo-ku, Tokyo 103-8668

Tel: +81 3 3278-2111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 608550 109

1	NAME OF REPORTING PERSON: Takeda Pharmaceutical Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -2,922,993-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -2,922,993-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -2,922,993-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

SCHEDULE 13D

CUSIP No. 608550  109

1	NAME OF REPORTING PERSON: Millennium Pharmaceuticals, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -2,922,993-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -2,922,993-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -2,922,993-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

SCHEDULE 13D

CUSIP No. 608550  109

1	NAME OF REPORTING PERSON: Takeda Pharmaceuticals U.S.A., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -2,922,993-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -2,922,993-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -2,922,993-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

SCHEDULE 13D

CUSIP No. 608550  109

1	NAME OF REPORTING PERSON: Takeda Pharmaceuticals International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -2,922,993-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -2,922,993-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -2,922,993-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

SCHEDULE 13D

CUSIP No. 608550  109

1	NAME OF REPORTING PERSON: Takeda Pharma A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -2,922,993-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -2,922,993-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -2,922,993-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

SCHEDULE 13D

CUSIP No. 608550  109

1	NAME OF REPORTING PERSON: Takeda A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -2,922,993-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -2,922,993-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -2,922,993-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

SCHEDULE 13D

CUSIP No. 608550  109

1	NAME OF REPORTING PERSON: Takeda Europe Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -2,922,993-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -2,922,993-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -2,922,993-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	The percentage ownership is based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017, as reported by Molecular Templates, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2017.

SCHEDULE 13D

Molecular Templates, Inc.

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Molecular Templates, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9301 Amberglen Blvd, Suite 100, Austin, Texas 78729.

On March 16, 2017, the Issuer (formerly known as “Threshold Pharmaceuticals, Inc.”) and Molecular Templates, Inc., a private company (“MTEM”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on July 31, 2017, a wholly-owned subsidiary of the Issuer merged with and into MTEM, with MTEM surviving the Merger as a wholly-owned subsidiary of the Issuer (the “Merger”). At the effective time of the Merger, each outstanding share of MTEM’s common stock (subject to certain exceptions) converted into 7.7844 shares of the Issuer’s common stock. Following completion of the Merger, the Issuer was renamed “Molecular Templates, Inc.”

Following the closing of the Merger, on August 1, 2017, the Issuer closed a private placement pursuant to which certain investors purchased 5,793,063 equity units, each comprised of one share of Common Stock and a warrant to purchase 0.50 shares of Common Stock, at a purchase price of $6.9048 per unit (the “Concurrent Financing”).

Following the closing of the Concurrent Financing, on August 1, 2017, the Issuer closed a private placement with Millennium Pharmaceuticals, Inc., pursuant to which it sold to Millennium Pharmaceuticals, Inc. 2,922,993 shares of Common Stock at a purchase price of $6.8423 per share (the “Takeda Financing”). The Concurrent Financing and the Takeda Financing are referred to collectively in this Schedule 13D as the “Private Placements.”

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed on behalf of: (i) Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda”); (ii) Millennium Pharmaceuticals, Inc., a Delaware corporation (“Millennium”); (iii) Takeda Pharmaceuticals U.S.A., Inc., a Delaware Corporation (“Takeda USA”); (iv) Takeda Pharmaceuticals International AG, a Swiss joint stock corporation (“Takeda International”); (v) Takeda Pharma A/S, a Danish stock limited company (“Takeda Denmark”); (vi) Takeda A/S, a Danish stock limited company (“Takeda A/S”); and (vii) Takeda Europe Holdings B.V., a Dutch private limited company (“Takeda Europe”) (each of Takeda, Millennium, Takeda USA, Takeda International, Takeda Denmark, Takeda A/S and Takeda Europe, a “Reporting Person” and collectively, the “Reporting Persons”).

Takeda is the indirect parent company of Millennium. Millennium is a wholly-owned direct subsidiary of Takeda USA. Takeda owns 73.37% of Takeda USA, and Takeda International owns 26.63% of Takeda USA. Takeda Denmark owns 86.83% of Takeda International, and Takeda Europe owns 13.17% of Takeda International. Takeda Denmark is a wholly-owned direct subsidiary of Takeda A/S. Takeda owns 76.09% of Takeda A/S, and Takeda Europe owns 23.91% of Takeda A/S. Takeda Europe is a wholly-owned direct subsidiary of Takeda. Because of the relationship of Millennium to each of Takeda USA, Takeda International, Takeda Denmark, Takeda A/S, Takeda Europe and Takeda, each Reporting Person may be deemed to beneficially own the shares of Common Stock described herein. A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 6 to this Schedule 13D.

The principal business address of Takeda is 12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668. The principal address of Millennium is 40 Landsdowne Street, Cambridge, Massachusetts, 02139. The principal address of Takeda USA is One Takeda Parkway, Deerfield, Illinois 60015. The principal address of Takeda International is Thurgauerstrasse 130, 8152 Glattpark, Switzerland. The principal address of Takeda Denmark is Langebjerg 1, 4000 Roskilde, Denmark. The principal address of Takeda A/S is Dybendal Alle 10, 2630 Taastrup, Denmark. The principal address of Takeda Europe is Jupiterstraat 250, 2132 HK Hoofddorp, Netherlands.

Takeda’s principal business is operating as a global, research and development-driven pharmaceutical company committed to bringing better health and a brighter future to patients by translating science into life-changing medicines, focusing its R&D efforts on oncology, gastroenterology and central nervous system therapeutic areas plus vaccines. Millennium is principally engaged in the business of conducting research, development and commercial functions of Takeda. Takeda USA is principally engaged in the business of serving as the U.S. commercial organization of Takeda. Takeda International is principally engaged in the business of conducting commercial and financial functions of Takeda. Takeda Denmark is principally engaged in the business of conducting marketing, manufacturing and development functions of Takeda. Each of Takeda Europe and Takeda A/S is principally engaged in the business of being an intermediate holding company of Takeda.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person is set forth on Schedule I hereto.

During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Items 4 and 6 hereof are incorporated herein by reference.

Millennium purchased the shares of Common Stock of the Issuer with working capital of Millennium set aside for the general purpose of investing.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

On October 31, 2016, Millennium entered into a Collaboration and Option Agreement with MTEM (the “First Collaboration Agreement”), which is attached as Exhibit 1 to this Schedule 13D. The purpose of the First Collaboration Agreement is to discover and develop engineered toxin bodies targeting CD38. Under the terms of the First Collaboration Agreement, MTEM is responsible for providing to Millennium (i) new engineered toxin bodies generated using Millennium’s proprietary fully human antibodies targeting CD38 and (ii) MTEM’s proprietary compound, MT-4019, for in vitro and in vivo pharmacological and anti-tumor efficacy evaluations. MTEM granted Millennium an exclusive option to negotiate and obtain an exclusive worldwide license to develop and commercialize any engineered toxin body that may result from this collaboration, including MT-4019.

On June 23, 2017, Millennium entered into a Multi-Target Collaboration and License Agreement with MTEM (the “Second Collaboration Agreement” and, together with the First Collaboration Agreement, the “Collaboration Agreements”), which is attached as Exhibit 2 to this Schedule 13D. Pursuant to the Second Collaboration Agreement, the parties will collaborate to identify, generate and evaluate engineered toxin bodies against certain targets designated by Millennium. Millennium will designate certain targets of interest as the focus of the research. Millennium will provide to MTEM targeting moieties against the designated targets. MTEM will create and characterize engineered toxin bodies against those targets and provide them to Millennium for further evaluation. Each party granted to the other nonexclusive rights in its intellectual property for purposes of the conduct of the research, and MTEM agreed to work exclusively with Millennium with respect to the designated targets. Under the agreement, Millennium has an option to acquire an exclusive license under MTEM’s intellectual property to develop, manufacture, commercialize and otherwise exploit engineered toxin bodies against the designated targets.

Concurrently with the Second Collaboration Agreement, Millennium entered into a Stock Purchase Agreement with MTEM and the Issuer (the “Stock Purchase Agreement”), which is attached as Exhibit 3 to this Schedule 13D. Pursuant to the Stock Purchase Agreement, Millennium agreed to purchase approximately $20.0 million of shares of Common Stock of the Issuer in a private placement, provided that Millennium’s investment amount would be reduced to the extent its beneficial ownership post-closing would exceed 19.0% of the total outstanding shares of the Issuer. The transactions contemplated by the Stock Purchase Agreement (the Takeda Financing) were consummated on August 1, 2017, and Millennium purchased 2,922,993 shares of Common Stock for an aggregate purchase price of $19,999,995.00, or $6.8423 per share. Pursuant to the terms of the Stock Purchase Agreement, Millennium is restricted for a period of 180 days following the closing date of the Takeda Financing from certain sales or dispositions of the Issuer’s Common Stock.

In connection with the closing of the transactions contemplated by the Stock Purchase Agreement, the Issuer entered into a Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Millennium and the investors in the Concurrent Financing, which is attached as Exhibit 4 to this Schedule 13D. Pursuant to the terms of the Registration Rights Agreement, the Issuer is obligated, among other things, to file a registration statement with the U.S. Securities and Exchange Commission within 45 days following the closing of the Concurrent Financing and Takeda Financing for purposes of registering the shares of Common Stock purchased in the Concurrent Financing and Takeda Financing and the shares issuable upon exercise of the warrants issued in the Concurrent Financing for resale by the investors, (ii) use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after filing, and in any event no later than 120 days after the closing of the Concurrent Financing and Takeda Financing and (iii) maintain the registration until all registrable securities may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, without restriction as to volume. The Registration Rights Agreement contains customary terms and conditions for a transaction of this type, including certain customary cash penalties on the Issuer for its failure to satisfy specified filing and effectiveness time periods.

Millennium acquired the shares of Common Stock reported on this Schedule 13D in furtherance of the purposes of the Collaboration Agreements.

Takeda intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, Takeda specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), Takeda currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; and monetary and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth above, Takeda does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a), (b) and (c) — The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of August 1, 2017, following the consummation of the Takeda Financing, Takeda beneficially owns 2,922,993 shares of Common Stock, representing approximately 10.9% of the shares of Common Stock outstanding as of such date, as determined based on 26,880,857 shares of Common Stock outstanding as of August 1, 2017.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 4 hereof is incorporated herein by reference in response to this Item 6.

Michael Broxson, who is the Vice President and Head of R&D Business Development of Takeda, was appointed as a member of the board of directors of the Issuer on August 1, 2017. Mr. Broxson is a party to an indemnification agreement with the Issuer, pursuant to which the Issuer agrees to indemnify Mr. Broxson to the fullest extent permitted by law and public policy for claims arising in his capacity as a director of the Issuer. Mr. Broxson is only entitled to indemnification to the extent he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Issuer, and, with respect to any criminal proceeding, he had no reasonable basis to believe that his conduct was unlawful. Subject to the applicable provisions of the Delaware General Corporation Law, the Issuer will reimburse Mr. Broxson for expenses covered by the indemnification agreement within thirty days of Mr. Broxson’s request for such payment. A form of the indemnification agreement is attached as Exhibit 5 to this Schedule 13D.

Other than as described in Items 3, 4 and 5, this Item 6, and the agreements set forth as exhibits hereto, to the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 —	Research Collaboration and Option Agreement, dated as of October 31, 2016, by and between Millennium and MTEM (incorporated by reference to Exhibit 10.31 to the Registration Statement on Form S-4 filed by the Issuer on May 15, 2017)

Exhibit 2 —	Multi-Target Collaboration and License Agreement, dated as of June 23, 2017, by and between Millennium and MTEM (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on August 7, 2017)

Exhibit 3 —	Stock Purchase Agreement, dated as of June 23, 2017, by and among Millennium, MTEM and the Issuer (incorporated by reference to Exhibit 10.48 to the Registration Statement on Form S-4 filed by the Issuer on June 27, 2017)

Exhibit 4 —	Registration Rights Agreement, dated as of August 1, 2017, among the Issuer, Millennium and the other investor parties named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 7, 2017)

Exhibit 5 —	Form of Indemnification Agreement between the Issuer and each of its directors and executive officers (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Issuer on August 7, 2017)

Exhibit 6 —	Joint Filing Agreement, dated as of August 10, 2017, by and among Takeda Pharmaceutical Company Limited, Millennium Pharmaceuticals, Inc., Takeda Pharmaceuticals U.S.A., Inc., Takeda Pharmaceuticals International AG, Takeda Pharma A/S, Takeda A/S and Takeda Europe Holdings B.V.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ James Kehoe
Name:	James Kehoe
Title:	Director, Chief Financial Officer

MILLENNIUM PHARMACEUTICALS, INC.

By:	/s/ Paul Sundberg
Name:	Paul Sundberg
Title:	Assistant Secretary

TAKEDA PHARMACEUTICALS U.S.A., INC.

By:	/s/ Paul Sundberg
Name:	Paul Sundberg
Title:	Assistant Secretary

TAKEDA PHARMACEUTICALS INTERNATIONAL AG

By:	/s/ Andrea Ferrari
Name:	Andrea Ferrari
Title:	Senior Director

TAKEDA PHARMA A/S

By:	/s/ Ghita Astrup
Name:	Ghita Astrup
Title:	Managing Director

TAKEDA A/S

By:	/s/ Ghita Astrup
Name:	Ghita Astrup
Title:	Managing Director

TAKEDA EUROPE HOLDINGS B.V.

By:	/s/ Remco van Rhoon
Name:	Remco van Rhoon
Title:	Director

EXHIBIT INDEX

Exhibit	Description

1	Research Collaboration and Option Agreement, dated as of October 31, 2016, by and between Millennium Pharmaceuticals, Inc. and MTEM (incorporated by reference to Exhibit 10.31 to the Registration Statement on Form S-4 filed by the Issuer on May 15, 2017)

2	Multi-Target Collaboration and License Agreement, dated as of June 23, 2017, by and between Millennium Pharmaceuticals, Inc. and MTEM (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on August 7, 2017)

3	Stock Purchase Agreement, dated as of June 23, 2017, by and among Millennium, MTEM and the Issuer (incorporated by reference to Exhibit 10.48 to the Registration Statement on Form S-4 filed by the Issuer on June 27, 2017)

4	Registration Rights Agreement, dated as of August 1, 2017, among the Issuer, Millennium and other investor parties named therein (incorporated by reference to Exhibit 10.3 to the Current Report on 8-K filed by the Issuer on August 7, 2017)

5	Form of Indemnification Agreement between the Issuer and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 7, 2017)

6	Joint Filing Agreement, dated as of August 10, 2017, by and among Takeda Pharmaceutical Company Limited, Millennium Pharmaceuticals, Inc., Takeda Pharmaceuticals U.S.A., Inc., Takeda Pharmaceuticals International AG, Takeda Pharma A/S, Takeda A/S and Takeda Europe Holdings B.V.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Takeda Pharmaceutical Company Limited

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Pharmaceutical Company Limited (“Takeda”) are set forth below. If no address is given, the business address is 12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668.

Name	Principal Occupation	Citizenship
Christophe Weber	Director and President and Chief Executive Officer of Takeda	France

James Kehoe	Director and Chief Financial Officer of Takeda	Ireland

Masato Iwasaki, Ph.D.	Director and President of Japan Pharma Business Unit of Takeda	Japan

Andrew S. Plump, M.D., Ph.D.	Director and Chief Medical and Scientific Officer of Takeda	United States

Yoshiaki Fujimori	Outside Director of Takeda	Japan

Emiko Higashi	Outside Director of Takeda and Managing Director of Tomon Partners, LLC 1430 O’Brien Drive, Menlo Park, California 94025	Japan

Michel Orsinger	Outside Director of Takeda	Switzerland

Masahiro Sakane	Outside Director and Chair of the Board Meeting of Takeda	Japan

Toshiyuki Shiga	Outside Director of Takeda	Japan

Yasuhiko Yamanaka	Director of Takeda	Japan

Shiro Kuniya	Outside Director of Takeda and Managing Partner of Oh-Ebashi LPC & Partners Kishimoto Building 2F, 2-2-1 Marunouchi, Tokyo 100-0005, Japan	Japan

Jean-Luc Butel	Outside Director of Takeda and President of K8 Global Pte. Ltd 21 Biopolis Road Nucleos South Tower # 04-24/28 Singapore 138567	France

Koji Hatsukawa	Outside Director of Takeda	Japan

Christophe Bianchi	President of Global Oncology Business Unit of Takeda	United States

Gerard Greco	Global Quality Officer of Takeda	United States

Haruhiko Hirate	Corporate Communications and Public Affairs Officer of Takeda	Japan

Ricardo Marek	President, Emerging Markets Business Unit of Takeda	Brazil

Yoshihiro Nakagawa	Global General Counsel of Takeda	Japan

David Osborne	Global Human Resources Officer of Takeda	United States

Giles Platford	President, Europe and Canada Business Unit of Takeda	United Kingdom

Ramona Sequeira	President, United States Business Unit of Takeda	Canada

Rajeev Venkayya	President, Global Vaccine Business Unit of Takeda	United States

Thomas Wozniewski	Global Manufacturing and Supply Officer of Takeda	Germany

Millennium Pharmaceuticals, Inc.

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Millennium Pharmaceuticals, Inc. (“Millennium”) are set forth below. If no address is given, the business address is 40 Landsdowne Street, Cambridge, Massachusetts, 02139.

Name	Principal Occupation	Citizenship
Christophe Bianchi	Director and President of Millennium, President of Global Oncology Business Unit of Takeda	United States

James Kehoe	Director of Millennium, Director and Chief Financial Officer of Takeda	Ireland

Fabien Dubois	Treasurer of Millennium, Head of Finance of Global Oncology Business of Takeda	France

Patrick Butler	Assistant Treasurer of Millennium, Tax Director of Takeda Pharmaceuticals U.S.A., Inc.	United States

Elizabeth Lewis	Secretary of Millennium, Chief Counsel & Head, Patient Advocacy, Global Oncology Business Unit of Takeda	United States

Anne Jeannette Potts	Assistant Secretary and Vice President, Legal Department of Millennium	United States

Paul A. Sundberg	Assistant Secretary of Millennium, Vice President & Deputy General Counsel, Legal Department at Takeda Pharmaceuticals U.S.A., Inc.	United States

Takeda Pharmaceuticals USA, Inc.

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Pharmaceuticals U.S.A., Inc. (“Takeda USA”) are set forth below. If no address is given, the business address is One Takeda Parkway, Deerfield, Illinois 60015.

Name	Principal Occupation	Citizenship
Ramona Sequeira	Director and President of Takeda USA, President of United States Business Unit of Takeda	Canada

Helen P. Giza	Director and Treasurer of Takeda USA	United States

James Kehoe	Director of Takeda USA, Director and Chief Financial Officer of Takeda	Ireland

Patrick Butler	Tax Director and Assistant Treasurer of Takeda USA	United States

Kenneth D. Greisman	Senior Vice President General Counsel and Secretary of Takeda USA	United States

Paul A. Sundberg	Vice President & Deputy General Counsel and Assistant Secretary, Legal Department of Takeda USA	United States

Takeda Pharmaceuticals International AG

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Pharmaceuticals International AG (“Takeda International”) are set forth below. If no address is given, the business address is Thurgauerstrasse 130, 8152 Glattpark, Switzerland.

Name	Principal Occupation	Citizenship
Thomas Wozniewski	Director of Takeda International and Global Manufacturing and Supply Officer of Takeda	Germany

Costa Saroukos	Director of Takeda International and Chief Financial Officer of Europe and Canada Business Unit of Takeda	Australia

Nils Kjaersgaard	Director of Takeda International and Vice President and General Counsel of Europe and Canada Business Unit of Takeda	Denmark

Marcello Agosti	Director of Takeda International and Head of Global Business Development and Global Commercial of Takeda	Italy

Giles Platford	Director of Takeda International and President of Europe and Canada Business Unit of Takeda	United Kingdom

Takeda Pharma A/S

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Pharma A/S (“Takeda Denmark”) are set forth below. If no address is given, the business address is Langebjerg 1, 4000 Roskilde, Denmark.

Name	Principal Occupation	Citizenship
Ghita Astrup	Director of Takeda Denmark and Managing Director, Denmark	Denmark

Ingebrog Borgheim	Director of Takeda Denmark and Commercial Country Manager, Denmark	Norway

Bjarne Lange	Director of Takeda Denmark and Engineer of Takeda	Denmark

Marianne Hauge	Director of Takeda Denmark and Associate Director, European Regulatory Affairs LOC Liason of Takeda	Denmark

Niels Hansen	Director of Takeda Denmark and Senior Director, Head of Supply Chain Coordination Europe and Canada Business Unit of Takeda	Denmark

Takeda A/S

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda A/S (“Takeda A/S”) are set forth below. If no address is given, the business address is Dybendal Alle 10, 2630 Taastrup, Denmark.

Name	Principal Occupation	Citizenship
Ghita Astrup	Director of Takeda A/S and Managing Director, Denmark	Denmark

Ingebrog Borgheim	Director of Takeda A/S and Commercial Country Manager, Denmark	Norway

Nils Kjaersgaard	Director of Takeda A/S and Vice President and General Counsel of Europe and Canada Business Unit of Takeda	Denmark

Bjarne Lange	Director of Takeda A/S and Engineer of Takeda	Denmark

Marianne Hauge	Director of Takeda Denmark and Associate Director, European Regulatory Affairs LOC Liason of Takeda	Denmark

Takeda Europe Holdings B.V.

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Europe Holdings B.V. (“Takeda Europe”) are set forth below. If no address is given, the business address is Jupiterstraat 250, 2132 HK Hoofddorp, Netherlands.

Name	Principal Occupation	Citizenship
Remco van Rhoon	Director and Financial Controller of Takeda Europe	Netherlands

Herman Timmermans	Director and Finance Director of Takeda Europe	Netherlands